[Letterhead of Eversheds Sutherland (US) LLP]
April 3, 2019
VIA EDGAR
Jay Williamson, Esq.
Megan Miller
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-14
(File No. 333-229041)

Dear Ms. Miller and Mr. Williamson:
On behalf of Priority Income Fund, Inc. (“Priority”) set forth below are Priority’s responses to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Priority on April 1, 2019, regarding pre-effective amendment no. 1 to Priority’s Registration Statement on Form N-14 (File No. 333-230477) (the “Registration Statement”) and the combined prospectus and proxy statement contained therein relating to the proposed merger (the “Merger”) of Priority with Stira Alcentra Global Credit Fund (“Stira Alcentra”).

Accounting Comments:

1.
(Comparative Fees and Expenses - Example) We note that your disclosure includes pro-forma expense examples assuming a 5% annual return and also assuming that the fixed preferred return is achieved. In correspondence, please explain to us what the expense example assuming the fixed preferred return is achieved is intended to show. Additionally, please supplementally provide support for both calculations.

Response: Priority advises the Staff that the example “assuming the fixed preferred return is achieved” assumes that Priority generates pre-incentive fee net investment income that exceeds the hurdle rate, or the fixed preferred return, such that Priority pays an incentive fee for the period to the Priority Adviser. Because a 5% return would not ordinarily result in Priority paying an incentive fee, this additional example is included to show the impact of the incentive fee on the amount of expenses borne by an investor. Priority has provided support for its calculations supplementally.

2.
(Unaudited Pro Forma Condensed Consolidated Financial Statements - Pro Forma Consolidated Schedule of Investments) Please confirm that the amount of estimated net capital losses assumed as part of Stira Alcentra’s disposition of its investments is the same amount assumed in the corresponding table included in the initial filing of the Registration Statement.

Response: Priority has reviewed its disclosure and advises the Staff that it will update the estimated net capital losses assumed as part of Stira Alcentra’s disposition of its investments to reflect estimated net capital losses of $1.50 million if the investments were sold as of December 31, 2018, the date of the pro forma consolidated schedule of investments.

3.	(Capitalization) Please add a line item to the table for net asset value per-share pre- and post-merger, including per share class for Stira Alcentra.

Response: Priority will revise the disclosure accordingly.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC
Gustav Bahn, Esq., Stira Alcentra Global Credit Fund
Owen Pinkerton, Esq., Thompson Hine LLP